TERYL RESOURCES CORP.

#240 – 11780 Hammersmith Way

Richmond, BC  V7A 5E9

Phone:  604-278-5996     Fax:  604-278-3409

Toll Free: 800-665-4616

www.terylresources.com

N E W  S   R E L E  A S E

Teryl Resources Corp.

(the “Company”)

TSX Venture Exchange: TRC.V

OTCBB: TRYLF

TERYL RESOURCES RECEIVES SUMMARY OF GOLD ASSAY RESULTS ON THE

GIL JOINT VENTURE PROPERTY, IN ALASKA, FOR 2010

For Immediate Release: October 19, 2010. Vancouver, BC – Teryl Resources Corp. (TSX Venture Exchange: TRC.V,

OTCBB:  TRYLF)  is  pleased  to  announce  that  our  joint  venture  partner,  Fairbanks  Gold  Mining,  Inc.  (FGMI),  a subsidiary of Kinross Gold Corporation, reported drill results for 2010 as follows:

Hole Number

Interval (feet in depth)

Assay Results

Assay Results

opt Au

gpt Au

GVR10-551

235 - 285

50 feet of 0.0458

1.57

GVR10-551

360 - 390

30 feet of .0383

1.31

GVR10-552

200 - 230

30 feet of 0.0581

1.99

GVR10-557

40 - 80

40 feet of 0.0434

1.52

GVR10-558

0 - 45

45 feet of 0.0427

1.46

North Gil

Hole Number

Interval (feet in depth)

Assay Results

Assay Results

opt Au

gpt Au

GVR10-573

10 – 35

25 feet of 0.0489

1.676

GVR10-573

250 - 285

35 feet of 0.0418

1.523

GVR10-568

420 - 455

35 feet of 0.0788

2.670

GVR10-569

145 - 195

50 feet of .0363

1.244

Sourdough

Hole Number

Interval (feet in depth)

Assay Results

Assay Results

opt Au

gpt Au

GVR10-560

195 - 220

25 feet of 0.0508

1.742

GVR10-560

285 - 295

10 feet of 0.0322

1.104

GVR10-560

320 - 330

10 feet of 0.0171

0.586

GVR10-560

340 - 375

35 feet of 0.0121

0.415

GVR10-561

20 - 35

15 feet of 0.0175

0.599

GVR10-561

45 - 70

25 feet of 0.01

0.343

GVR10-563

145 - 170

25 feet of 0.03

1.029

GVC10-590

450 - 485

35 feet of 0.023

0.789

GVR10-595

60 - 100

40 feet of 0.0224*

0.837

GVR10-599

165 - 180

15 feet of 0.0321

1.101

Note: opt refers to ounces per short ton and gpt refers to grams per metric tonne. One troy ounce is equal to 34.2857 grams per metric tonne.

*including 5 feet of .119 opt

The following objectives for 2010 were accomplished pursuant to the 2010 budget plan:

1.     Ground magnetometer survey.

2.     Drilling at Sourdough Ridge.

3.     Drilling on the western portion of area between Main Gil and North Gil.

The  goal  of  the  2010  program  is  to  further  delineate  the  strike  extension  of  the  mineralized  zones,  and  to  infill

between  step-out  holes,  in  order  to  gain  a  better  understanding  of  ore-zone  continuity.   The  2010  workplan  calls  for

ground  geophysics,  11,000  feet  of  RC  drilling,  and  5,000  feet  of  HQ-NQ  core  drilling.   In  addition,  fieldwork  involving

mapping, soil and rock sampling, and mobile metal ion (MMI) geochemical sampling will be performed.

John  Robertson,  President  of  Teryl  Resources  Corp.,  states  "Mark  Robinson,  our  Certified  Professional  Geologist,  is

currently preparing a 3D model  and feasibility study on the Gil joint venture. The 3D model should be available by the end of October, in the preliminary format."

N
326831.69
4034749.43
GVR10-568
GVC10-583
GVR10-550
GVC10-582
GVR10-576
GVR10-575
GVR10-551
GVC10-581
GVR10-569
GVR10-552
GVR10-571
GVR10-572
GVR10-570
GVR10-574
GVR10-573
GVC10-580
GVC10-587
GVC10-588
GVR10-561
GVR10-560
GVR10-559
GVR10-599
GVC10-590
GVR10-562
GVR10-565
GVR10-564
GVR10-566
GVR10-563
GVC10-586
GVR10-567
GVR10-595
GVC10-584
GVR10-556
GVR10-558
GVR10-557
GVR10-596
336303.4
4029197.05
0
500
feet

2010 GIL JV PROJECT
GEOLOGIC PLAN MAP
WITH 2010 DRILL COLLARS

Qualified Person

Mark  S.  Robinson,  P.  Geo.,  State  of  Alaska  Licensed  Geologist  No.  247  of  Wrangell,  Alaska,  who  is  independent  of

the  Company  as  defined  in  NI43-101.    Mark  Robinson  is  a  Certified  Professional  Geologist  (CPG)  6414  with  the

American  Institute  of  Professional  Geologists  (AIPG).   Other  professional  societies  and  certifications  include:  Society

of   Economic   Geologists   (SEG)   fellow   since   1985;   American   Geological   Institute   (AGI);   and   Alaska   Miner's

Association  (AMA).   Mark  Robinson  is  a  Qualified  Person  as  defined  in  NI  43-101  and  also  qualifies  under  the  rules stated  by  the  U.S.  Securities  and  Exchange  Commission  (“SEC”),  and  has  verified  the  data  contained  in  this  news release for accuracy.

ABOUT TERYL RESOURCES

To date, a total of US$9,000,000 has been expended by the joint venture partners, with Teryl and Kinross accounting for 20% and 80%, respectively, of total expenditures.

With interests in four gold properties, Teryl Resources Corp. is one of the main landowners in the Fairbanks Mining

District, Alaska. The Gil project is a joint venture with Kinross Gold Corporation (TSX: K; NYSE: KGC) (80%

Kinross/20% Teryl). To date USD $9 million has been expended on exploration by Kinross and Teryl on the Gil joint venture claims. A USD$1.5 million budget has been approved for 2010. The Company’s other Alaska holdings also include the Fish Creek Claims, 50% optioned from Linux Gold Corp. (OTC BB: LNXGF); the Stepovich Claims, where

Teryl has a 10% net profit interest from Kinross; and a 100%-interest in the West Ridge property. For further information visit the Company’s website at http://www.terylresources.com.

ON BEHALF OF THE BOARD OF DIRECTORS

"John Robertson"

John Robertson President

Press Release contact information:

John Robertson President, Teryl Resources Corp.

T: 800-665-4616

www.terylresources.com

READER ADVISORY

This news release may contain certain forward-looking statements, including management's assessment of future plans and

operations,   and   capital   expenditures   and   the   timing   thereof,   that   involve   substantial   known   and   unknown   risks   and

uncertainties,  certain  of  which  are  beyond  the  Company's  control.  There  can  be  no  assurance  that  such  statements  will prove  accurate,  and  actual  results  and  developments  are  likely  to  differ,  in  some  case  materially,  from  those  expressed  or implied by the forward-looking statements contained in this press release. Readers of this press release are cautioned not to place undue reliance on any such forward-looking statements.

Forward-looking  statements  contained  in  this  press  release  are  based  on  a  number  of  assumptions  that  may  prove  to  be incorrect,  including,  but  not  limited  to:  timely  implementation  of  anticipated  drilling  and  exploration  programs;  the  successful completion of new development projects, planned expansions or other projects within the timelines anticipated; the accuracy of  reserve  and  resource  estimates,  if  any,  grades,  mine  life  and  cash  cost  estimates;  whether  mineral  resources  can  be developed; title to mineral properties; financing requirements; changes in laws, rules and regulations applicable to Teryl, and

changes  in  how  they  are  interpreted  and  enforced,   delays  resulting  from  or  inability  to  obtain  required  regulatory  approvals and  ability  to  access  sufficient  capital  from  internal  and  external  sources,  the  impact  of  general  economic  conditions  in

Canada,  and  the  United  States,  industry  conditions,   increased  competition,  the  lack  of  availability  of  qualified  personnel  or management,  fluctuations  in  foreign  exchange,  stock  market  volatility  and  market  valuations  of  companies  with  respect  to announced  transactions.  The  Company's  actual  results,  performance  or  achievements  could  differ  materially  from  those expressed  in,  or  implied  by,  these  forward-looking  statements,  including  those  described  in  the  Company's  Financial

Statements,   Management   Discussion   and   Analysis   and   Material   Change   Reports   filed   with   the   Canadian   Securities

Administrators  and  available  at  www.sedar.com,  and  the  Company’s  20-F  annual  report  filed  with  the  United  States

Securities  and  Exchange  Commission  at  www.sec.gov.   Accordingly,  no  assurances  can  be  given  that  any  of  the  events anticipated  by  the  forward-looking  statements  will  transpire  or  occur,  or  if  any  of  them  do  so,  what  benefits,  including  the amount of proceeds, that the Company will derive therefrom.

Readers  are  cautioned  that  the  foregoing  list  of  factors  is  not  exhaustive.  All  subsequent  forward-looking  statements,

whether written or oral, attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these  cautionary  statements.  Furthermore,  the  forward-looking  statements  contained  in  this  news  release  are  made  as  at the  date  of  this  news  release  and  the  Company  does  not  undertake  any  obligation  to  update  publicly  or  to  revise  any  of  the included  forward-looking  statements,  whether  as  a  result  of  new  information,  future  events  or  otherwise,  except  as  may  be required by applicable securities laws.

This  news  release  does  not  constitute  an  offer  to  sell  or  a  solicitation  of  an  offer  to  buy  any  of  the  securities  in  the  United

States.  The  securities  of  the  Company  have  not  been  registered  under  the  United  States  Securities  Act  of  1933,  as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to

U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

Neither  TSX  Venture  Exchange  nor  its  Regulation  Services  Provider  (as  that  term  is  defined  in  the  policies  of  the  TSX

Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.